Exhibit 12

Consolidated Natural Gas Company
Computation of Ratio of Earnings to Fixed Charges
(millions of dollars)

			Years Ended
	Six Months Ended June 30, 2006	Twelve Months Ended June 30, 2006	2005	2004	2003	2002	2001
Earnings, as defined:
Earnings before income taxes and minority interests in consolidated subsidiaries	$696	$724	$872	$1,349	$1,022	$950	$604
Distributed income from unconsolidated investees, less equity in earnings	(11)	(16)	(5)	(5)	(14)	(16)	(6)
Fixed charges included in the determination of net income	154	283	245	190	169	168	170
Total earnings, as defined	$839	$991	$1,112	$1,534	$1,177	$1,102	$768

Fixed charges, as defined:
Interest charges	$176	$327	$285	$229	$223	$227	$181
Rental interest factor	9	19	18	17	13	11	11
Total fixed charges, as defined	$185	$346	$303	$246	$236	$238	$192

Ratio of Earnings to Fixed Charges	4.54	2.86	3.67	6.24	4.99	4.63	4.00